Exhibit 99.1

Scienjoy Announces Strategic Partnership to Create NFTs and Livestreams for Young Artists Around the World

BEIJING, July 7, 2021 /PRNewswire/ -- Scienjoy Holding Corporation ("Scienjoy", the "Company") (NASDAQ: SJ), a leading live entertainment mobile streaming platform in China, today announced that it has entered into a strategic partnership with the Global Friendship Exchange Foundation (“GFE Foundation”), a U.S-based non-profit organization dedicated to supporting young artists from around the world. The partnership will help young artists sell non-fungible tokens (NFTs) from original artwork across various platforms and establish a livestreaming studio in New York.

Through the partnership, Scienjoy will support the artists in GFE Foundation’s network in their efforts to mint NFTs from original artwork or music for sale and promotion across various platforms, galleries and exhibitions. NFTs are one-of-a-kind tokenized digital assets that are tracked by blockchain. The technology allows artists to create unique artwork tokens, thus enabling the virtual art pieces to be bought and sold similar to physical property. For young artists - who often struggle to place artwork in galleries under normal conditions - reaching art collectors became an even greater challenge during the pandemic due to gallery closures and social distancing. Minting artwork through NFTs offers young artists an alternative route to sell artwork directly online and build a community of fans, all with safeguards from digital art duplication.

“Exploring innovative forms of NFT art and entertainment is part of Scienjoy’s DNA as a leading livestreaming video entertainment platform. Through this cooperation we hope to support young artists in reaching collectors and fans with our diverse ecosystem of 250 million global users. This strategic partnership further underscores our commitment to nurturing creators and elevating our content offering.” said Mr. Victor He, Chairman and CEO of Scienjoy.

In addition to innovating with NFTs, the partners will open a video livestreaming studio in New York for young artists. The studio will be a place for them to connect with the Scienjoy livestreaming entertainment ecosystem and livestream about their creative process, engage with fans and collectors, and sell and exhibit NFT artwork. During the pandemic musicians and artists moved to livestreaming platforms as a way to engage with fans and collectors and monetize music and artwork in a new way. With this new livestreaming studio, Scienjoy and the GFE Foundation aim to provide young artists with the education, tools and support needed to easily start a livestreaming channel and build an online presence.

Helen Back, Director of GFE Foundation, commented, “We are excited to partner with Scienjoy to help young artists enter the NFT art market and establish the livestreaming studio in New York. With our network of artists, collectors, curators and art galleries, we hope to offer Scienjoy further diversity to its platform entertainment.”

The partners look forward to many future projects and hope to empower young artists with new technologies like livestreaming, NFTs and more. Scienjoy has long been committed to pioneering new forms of entertainment and new technology applications. Using artificial intelligence (AI) and augmented reality (AR) technologies, in 2020 Scienjoy built fully immersive and gamified livestreaming virtual reality worlds for users to explore, with plans to expand in 2021. This VR-based immersive gaming experience has transformed the livestreaming experience and connected users and broadcasters to play games and interact within the virtual worlds. Scienjoy has also been an innovator in NFTs, and became one of the first livestreaming platforms in mainland China to adopt NFT technology when it launched its first NFT series in April, 2021. Scienjoy’s livestreaming broadcasters are able to mint their own NFTs on Scienjoy's platform, letting users bid for NFTs by using points earned from the loyalty and rewards system.

About Scienjoy Holding Corporation:

Founded in 2011, Scienjoy is a leading mobile livestreaming platform in China, and its core mission is to build a livestreaming service matrix that delivers pleasant experiences to users. With approximately 250 million registered users, Scienjoy currently operates four brands of livestreaming platforms, consisting of Showself, Lehai, Haixiu, and BeeLive (including Mifeng [Chinese version] and BeeLive International [international version]). Scienjoy adopts multi-platform operation strategies and is committed to providing high-quality and value-added services for users with innovative thinking. Based on in-depth knowledge and research of the livestreaming industry and user behavior, Scienjoy is devoted to building fully-immersive virtual reality worlds in which the virtual world and reality are integrated within the livestreaming scenario, deeply integrating the industry through diversified live broadcasting scenarios, and empowering the industry by building a content-rich and vibrant Livestreaming Full Ecosystem. For more information, please visit http://ir.scienjoy.com/.

About the Global Friendship Exchange Foundation:

The Global Friendship Exchange Foundation (“GFE Foundation”) is a registered U.S. non-profit 501 (c)(3) organization with presence across the United States. The GFE Foundation works with the mission to support young artists around the world. To this end, the GFE Foundation creates opportunities, platforms, and events to support young artists. Above all, the GFE Foundation seeks to support all kinds and forms of arts with a platform to support artists in delivering value to the world.

Safe Harbor Statement

Certain statements made in this release are "forward looking statements" within the meaning of the "safe harbor" provisions of the United States Private Securities Litigation Reform Act of 1995. When used in this press release, the words "estimates," "projected," "expects," "anticipates," "forecasts," "plans," "intends," "believes," "seeks," "may," "will," "should," "future," "propose" and variations of these words or similar expressions (or the negative versions of such words or expressions) are intended to identify forward-looking statements. These forward-looking statements are not guarantees of future performance, conditions or results, and involve a number of known and unknown risks, uncertainties, assumptions and other important factors, many of which are outside the Company's control, that could cause actual results or outcomes to differ materially from those discussed in the forward-looking statements. Important factors, among others, are: the ability to manage growth; ability to identify and integrate other future acquisitions; ability to obtain additional financing in the future to fund capital expenditures; fluctuations in general economic and business conditions; costs or other factors adversely affecting our profitability; litigation involving patents, intellectual property, and other matters; potential changes in the legislative and regulatory environment; a pandemic or epidemic. The forward-looking statements contained in this release are also subject to other risks and uncertainties, including those more fully described in the Company's filings with the Securities and Exchange Commission ("SEC") from time to time. The Company undertakes no obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except as required by applicable law. Such information speaks only as of the date of this release.

Media Relations Contact

Greta Bradford
ICR Inc.

+86-178-88828731
greta.bradford@icrinc.com

Investor Relations Contacts

Ray Chen

VP, Investor relations

Scienjoy Holding Corporation

+86-010-64428188

ray.chen@scienjoy.com

Robin Yang

ICR LLC.

+1 (212) 537-9254

scienjoy.ir@icrinc.com

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